Primary Business Name: BNP PARIBAS SECURITIES CORP. **BD Number: 15794**

BD - AMENDMENT

01/27/2026

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

◉ Yes ○ No

Ownership Codes:			
	NA - less than 5%	**B - 10% but less than 25%**	**D - 50% but less than 75%**
	A - 5% but less than 10%	**C - 25% but less than 50%**	**E - 75% or more**

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BNP PARIBAS US WHOLESALE HOLDINGS, CORP	DE	OWNER	12/1984	E	Y	N	74-1953834
BONNAUD, JOE-KARIM	I	CEO	09/2022	NA	N	N	7551817
CASTILLO, SUSANNA BEATRIZ	I	BOARD MEMBER	05/2025	NA	N	N	4992387
FARRELL, MICHAEL F	I	CHIEF FINANCIAL OFFICER, FINOP	12/2017	NA	N	N	2562352
GAO, NICHOLAS N	I	GENERAL COUNSEL	07/2022	NA	N	N	5140547
HALPHEN, EMMANUEL	I	CHIEF OPERATIONS OFFICER	09/2023	NA	N	N	5019981
HAWLEY, ROBERT WILLIAM JR	I	CHAIRMAN	09/2022	NA	Y	N	828024
HORTOPAN, NICOLAE SERBAN	I	CHIEF CONDUCT AND CONTROL OFFICER	11/2025	NA	N	N	4789377
LING, PETER	I	BOARD DIRECTOR	11/2023	NA	N	N	2714915
NIEBLING, JOHN C	I	CHIEF COMPLIANCE OFFICER	11/2025	NA	N	N	4736313
PLACIDO, JOSE	I	BOARD DIRECTOR	11/2023	NA	N	N	7081415
RAO, PHIROZE S	I	BOARD DIRECTOR	07/2023	NA	N	N	7808745
XHAYET, STEPHANE PATRICK	I	CHIEF OPERATING OFFICER	02/2023	NA	N	N	5955712